Exhibit 99.1

Sapiens Reports First Quarter 2019 Financial Results

Holon, Israel, May 6, 2019 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), today announced its financial results for the first quarter ended March 31, 2019.

Summary Results for First Quarter 2019 (USD in millions, except per share data)

	GAAP			Non-GAAP
	March 31, 2019	March 31, 2018	% Change	March 31, 2019	March 31, 2018	% Change
Revenue	76.8	71.0	8.2%	76.8	71.1	8%
Gross Profit	29.8	27.0	10.3%	33.1	30.3	9.3%
Gross Margin	38.8%	38.1%	70 bps	43.1%	42.6%	50 bps
Operating Income	8.1	4.7	72%	11.8	8.9	32.6%
Operating Margin	10.5%	6.6%	390 bps	15.3%	12.5%	280 bps
Net income (*)	5.2	2.8	81.8%	8.4	6.3	33%
Diluted EPS	$0.10	$0.06	66.7%	0.17	0.13	30.8%

(*) Attributable to Sapiens’ shareholders

“Sapiens continues to execute on our strategy to increase top line growth and profitability. I am pleased to see continued momentum in the first quarter of 2019, as we focused on achieving our key objectives for this year. In the quarter our revenue growth was driven by an acceleration in our North American segment, which grew 23% off a very strong gains in our P&C business. In addition, our best-in-class digital P&C platform in EMEA is winning new business with its ability to offer an improved customer experience and highly configurable solutions. Non-GAAP Gross margin expanded by 50 basis points, and we leveraged our off-shore capabilities to lower our operational cost. These gains helped offset our planned expenditures on key sales hires and customer success personnel. As a result, non-GAAP operating margin increased by 280 basis points to 15.3%, and non-GAAP net income grew 33% this quarter”, said Roni Al-Dor, president and CEO, Sapiens.

“Looking out to the remainder of 2019, our primary drivers of growth are continued expansion of our P&C segment, a stable outlook for our L&A segment, and increased cross-selling to our current customer base.”

“With revenues growth and improvement in our operating margin in the first quarter, we are confident in our ability to deliver full-year 2019 guidance”, concluded Roni Al-Dor. “We are maintaining 2019 full year non-GAAP revenues in the range of $318 to $323 million, with non-GAAP operating margins in the range of 15.2% to 15.6%, however we now expect operating margin to be on the higher end of this range”.

Quarterly Results Conference Call

Management will host a conference call and webcast on May 6, 2019 at 9:30 a.m. Eastern Time (4:30 p.m. in Israel) to review and discuss Sapiens’ results.

Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): + 1-888-407-2553; International: +972-3-918-0610; UK: 0-800-917-5108

The live webcast of the call can be viewed on Sapiens’ website at: https://www.sapiens.com/investor-relations/ir-events-presentations/

If you are unable to join live, a replay of the call will be accessible until May 13, 2019, as follows:

North America: 1-888-295-2634; International: +972-3-925-5918

A recorded version of the webcast will also be available via the Sapiens website, for three months at the same location.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP revenue, non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributed to Sapiens shareholders, non-GAAP basic and diluted earnings per share, Adjusted EBITDA and Adjusted Free Cash-Flow.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens’ financial condition and results of operations. The Company’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred revenue, amortization of capitalized software development and other intangible assets, capitalization of software development, stock-based compensation, compensation related to acquisition and acquisition-related costs, restructuring and cost reduction costs, and tax adjustments related to non-GAAP adjustments.

Management of the Company does not consider these non-GAAP measures in isolation, or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations, as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

To compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Adjusted EBITDA as net profit, adjusted for valuation adjustment on acquired deferred revenue, stock-based compensation expense, depreciation and amortization, capitalized of software development costs, compensation expenses related to acquisition and acquisition-related costs, restructuring and cost reduction costs, financial expense (income), provision for income taxes and other income (expenses). These amounts are often excluded by other companies to help investors understand the operational performance of their business.

The Company uses Adjusted EBITDA as a measurement of its operating performance, because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflects an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting its business.

The Company uses Adjusted Free Cash-Flow as a measurement of its operating performance, and reconciles cash-flow from operating activities to Adjusted Free Cash-Flow while reducing the amounts for capitalization of software development costs and capital expenditures, and eliminating retention payments and other acquisition costs, which are included in the cash-flow from operating activities.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 450 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com

Forward Looking Statement

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “expects,” “believes” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement.

These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties, as well as certain additional risks that we face, please refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2018, and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Investors and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

U.S. Mobile: +1 201-250-9414

Mobile: +972 54-9099039

Email: yaffa.cohen-ifrah@sapiens.com

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended
	March 31,
	2019	2018
	(unaudited)	(unaudited)

Revenue	76,787	70,995
Cost of revenue	46,980	43,967

Gross profit	29,807	27,028

Operating expenses:
Research and development, net	8,777	9,147
Selling, marketing, general and administrative	12,953	13,184
Total operating expenses	21,730	22,331

Operating income	8,077	4,697

Financial expense, net	1,054	838
Taxes and other expenses, net	1,847	1,031

Net income	5,176	2,828

Attributed to non-controlling interest	21	(8)

Net income attributable to Sapiens’ shareholders	5,155	2,836

Basic earnings per share	0.10	0.06

Diluted earnings per share	0.10	0.06

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	49,986	49,773

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	50,329	50,070

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED NON-GAAP STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended
	March 31,
	2019	2018
	(unaudited)	(unaudited)

Revenue	76,787	71,085
Cost of revenue	43,683	40,801

Gross profit	33,104	30,284

Operating expenses:
Research and development, net	10,169	10,324
Selling, marketing, general and administrative	11,185	11,097
Total operating expenses	21,354	21,421

Operating income	11,750	8,863

Financial expense, net	1,054	838
Taxes and other expenses	2,285	1,726

Net income	8,411	6,299

Attributable to non-controlling interest	21	(8)

Net income attributable to Sapiens’ shareholders	8,390	6,307

Basic earnings per share	0.17	0.13

Diluted earnings per share	0.17	0.13

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	49,986	49,773

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	50,329	50,070

SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended
	March 31,
	2019	2018
	(unaudited)	(unaudited)

GAAP revenue	76,787	70,995
Valuation adjustment on acquired deferred revenue	-	90
Non-GAAP revenue	76,787	71,085

GAAP gross profit	29,807	27,028
Valuation adjustment on acquired deferred revenue	-	90
Amortization of capitalized software	1,341	1,255
Amortization of other intangible assets	1,956	1,911
Non-GAAP gross profit	33,104	30,284

GAAP operating income	8,077	4,697
Gross profit adjustments	3,297	3,256
Capitalization of software development	(1,392)	(1,177)
Amortization of other intangible assets	535	922
Stock-based compensation	453	587
Compensation related to acquisition and acquisition-related costs	780	578
Non-GAAP operating income	11,750	8,863

GAAP net income attributable to Sapiens’ shareholders	5,155	2,836
Operating income adjustments	3,673	4,166
Tax and other	(438)	(695)
Non-GAAP net income attributable to Sapiens’ shareholders	8,390	6,307

Summary of NON-GAAP Financial Information
U.S. dollars in thousands (except per share amounts)

	Three months ended
	March 31,
	2019		2018
	(unaudited)		(unaudited)

Revenues	76,787	100%	71,085	100%
Gross profit	33,104	43.1%	30,284	42.6%
Operating income	11,750	15.3%	8,863	12.5%
Net income attributable to Sapiens’ shareholders	8,390	10.9%	6,307	8.9%
Adjusted EBITDA	12,523	16.3%	9,945	14.0%

Basic earnings per share	0.17		0.13
Diluted earnings per share	0.17		0.13

Non-GAAP Revenues by Geographic Breakdown
U.S. dollars in thousands

	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018

North America	38,149	34,974	36,734	34,606	31,035
Europe	32,193	30,850	30,611	32,518	34,479
Asia Pacific	3,670	3,140	3,480	3,305	3,439
South Africa	2,775	4,469	2,412	2,113	2,132

Total	76,787	73,433	73,237	72,542	71,085

Adjusted Free Cash-Flow
U.S. dollars in thousands

	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018

Cash-flow from operating activities	10,550	11,509	6,370	658	9,163
Increase in capitalized software development costs	(1,392)	(1,382)	(1,308)	(1,293)	(1,177)
Capital expenditures	(641)	(204)	(831)	(402)	(477)
Retention payments and acquisition costs*	1,608	790	-	256	1,149

Adjusted free cash-flow	10,125	10,713	4,231	(781)	8,658

* Included in cash-flow from operating activities

Adjusted EBITDA Calculation

U.S. dollars in thousands

	Three months ended
	March 31,
	2019	2018
	(unaudited)	(unaudited)

GAAP operating income	8,077	4,697

Non-GAAP adjustments:
Valuation adjustment on acquired deferred revenue	-	90
Amortization of capitalized software	1,341	1,255
Amortization of other intangible assets	2,491	2,833
Capitalization of software development	(1,392)	(1,177)
Stock-based compensation	453	587
Compensation related to acquisition and acquisition-related costs	780	578

Non-GAAP operating income	11,750	8,863

Depreciation	773	1,082

Adjusted EBITDA	12,523	9,945

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2019	2018
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	63,384	64,628
Trade receivables, net and unbilled receivables	64,201	59,159
Other receivables and prepaid expenses	7,993	6,224

Total current assets	135,578	130,011

LONG-TERM ASSETS
Property and equipment, net	8,603	8,515
Severance pay fund	4,754	4,699
Goodwill and intangible assets, net	231,223	231,348
Operating lease right-of-use assets	32,317	-
Other long-term assets	5,301	4,292

Total long-term assets	282,198	248,854

TOTAL ASSETS	417,776	378,865

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	5,814	6,149
Current maturities of Series B Debentures	9,898	9,898
Accrued expenses and other liabilities	50,910	46,999
Current maturities of operating lease liabilities	4,830	-
Deferred revenue	22,259	18,057

Total current liabilities	93,711	81,103

LONG-TERM LIABILITIES
Series B Debentures, net of current maturities	58,718	68,577
Deferred tax liabilities	10,724	11,681
Other long-term liabilities	7,464	9,398
Long-term operating lease liabilities	29,637	-
Accrued severance pay	5,716	5,622

Total long-term liabilities	112,259	95,278

EQUITY	211,806	202,484

TOTAL LIABILITIES AND EQUITY	417,776	378,865

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousands

	For the three months ended March 31,
	2019	2018
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	5,176	2,828
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	4,605	5,170
Accretion of discount on Series B Debentures	39	44 *
Stock-based compensation related to options issued to employees	453	587

Net changes in operating assets and liabilities, net of amount acquired:
Trade receivables, net and unbilled receivables	(4,194)	1,664
Deferred tax assets, net	(855)	(1,163)
Other operating assets	328	(1,000)
Trade payables	(426)	(3,013)
Other operating liabilities	1,247	(810)*
Deferred revenues	4,167	4,729
Accrued severance pay, net	10	127

Net cash provided by operating activities	10,550	9,163

Cash flows from investing activities:
Purchase of property and equipment	(641)	(477)
Investment in deposit	(1,106)	—
Payments for business acquisition, net of cash acquired	—	(18,203)*
Capitalized software development costs	(1,392)	(1,177)

Net cash used in investing activities	(3,139)	(19,857)

Cash flows from financing activities:
Proceeds from employee stock options exercised	17	10
Repayment of Series B Debenture	(9,898)	—
Loan received, net of repayment of loan	(2)	(18)
Payment of contingent considerations	(58)	(61)*
Dividend to non-controlling interest	(66)	(47)

Net cash used in financing activities	(10,007)	(116)

Effect of exchange rate changes on cash and cash equivalents	1,352	1,092

Decrease in cash and cash equivalents	(1,244)	(9,718)
Cash and cash equivalents at the beginning of period	64,628	71,467

Cash and cash equivalents at the end of period	63,384	61,749

* Reclassification

Debentures Covenants

As of March 31, 2019, Sapiens was in compliance with all of its financial covenants under the indenture for the Series B Debentures that it issued in September 2017, based on having achieved the following in its consolidated financial results:

Covenant 1

●	Target shareholders’ equity (excluding minority interest): above $120 million.

●	Actual shareholders’ equity equal to $210 million.

Covenant 2

●	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Company’s Series B Debentures) bellow 65%.

●	Actual ratio of net financial indebtedness to net capitalization equal to 2.67%.

Covenant 3

●	Target ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is below 5.5.

●	Actual ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is equal to 0.13.